Exhibit 7.1

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Funds

Based on Hong Kong GAAP

(Expressed in millions of HK$)

	As of December 31
	2000	2001	2002	2003	2004
Loans, obligations under finance leases and bank overdrafts (A)	27,203	31,385	33,508	32,025	30,378
Shareholders’ funds (B)	50,328	53,893	53,574	57,292	63,499
Ratio of Debt to Shareholders’ Funds (A)/(B)	0.54	0.58	0.63	0.56	0.48